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                              March 6, 2023

       Mars Guangyuan Cai
       Chief Executive Officer
       Smart Share Global Ltd
       6th Floor, 799 Tianshan W Road
       Changning District, Shanghai 200335
       People's Republic of China

                                                        Re: Smart Share Global
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Correspondence
Filed February 13, 2023
                                                            File No. 001-40298

       Dear Mars Guangyuan Cai:

               We have reviewed your February 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 1, 2023 letter.

       Correspondence filed February 13, 2023

       Introduction, page 1

   1. We note your response to comment 1 and reissue in part. In future filings, please revise your definition of
"China" and "PRC" to state that the legal and operation risks associated with operating in China
also apply to operations in Hong Kong, as PRC regulations that may not be currently
applicable to Hong Kong companies may become applicable given the PRC's oversight of
that region.
 Mars Guangyuan Cai
Smart Share Global Ltd
March 6, 2023
Page 2

        You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameMars Guangyuan Cai
                                                          Division of
Corporation Finance
Comapany NameSmart Share Global Ltd
                                                          Office of Trade &
Services
March 6, 2023 Page 2
cc:       Haiping Li
FirstName LastName